New York City Comptroller John C. Liu

NEWS RELEASE

PR13-06-079	June 05, 2013
Contact: Matthew Sweeney, (212) 669-3747	Page(s): 3

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NYC COMPTROLLER LIU, PENSION FUNDS TO VOTE AGAINST NINE
WAL-MART DIRECTORS
Cite Persistent Compliance and Independence Problems
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NEW YORK, N.Y. – City Comptroller John C. Liu today announced that the New York City Pension Funds will vote against nine of Wal-Mart’s 14 director nominees at the company’s annual shareowner meeting on June 7, 2013 in Fayetteville, Ark.  The votes reflect the Funds’ persistent concerns with the board’s poor oversight of compliance — with laws and regulations as well as the company’s own policies — and its overall lack of independence.

“Wal-Mart has continually rejected stronger, more independent oversight — from its board room all the way down to its supply chain — to the detriment of shareowners,” Comptroller Liu said.  “Concerns over Wal-Mart’s global compliance practices are rising, but the board today is even less independent than it was a year ago, when shareowners called for reform.  Our Funds will continue to hold the responsible directors to account.”

In 2012, following reports that Wal-Mart executives attempted to cover up alleged bribery in Mexico, the Funds opposed the election of five directors.  That year, outside shareowners cast a resounding 31 percent to 38 percent of their votes against four of the directors, all of whom have been renominated for election in 2013.

Since last year’s no confidence vote Wal-Mart’s board has become less independent, even as it has reportedly expanded its investigation into possible bribery to India. Meanwhile, Wal-Mart has fired garment suppliers after it emerged that they had violated Wal-Mart policy by subcontracting work to factories in Bangladesh  at which a fire and a collapse have killed more than 1,200  workers.

As they did last year, the Funds will once again vote against CEO Michael T. Duke, former CEO H. Lee Scott Jr., Chairman S. Robson Walton, and Audit Committee Chair Christopher J. Williams.  Last year’s press release announcing the Funds’ opposition to these five directors is here: www.comptroller.nyc.gov/press/2012_releases/pr12-04-044.shtm.

The Funds will also vote their 5,148,594 Wal-Mart shares against audit committee members Aida M. Alvarez and James I. Cash Jr. for failing to ensure adequate internal compliance controls since 2006 and nominating committee members Douglas N. Daft, Steven S. Reinemund, and Linda S. Wolf for failing to ensure adequate board independence.

Finally, the Funds will vote for all four shareowner proposals on the ballot, including proposals to require the board to name an independent chairman and to disclose whether it has clawed back pay from executives whose actions have caused significant financial harm to the company.

Background

Since 2005, the NYC Comptroller’ Office and Pension Funds have raised concerns with the Wal-Mart board’s oversight of compliance, including with respect to various labor practices. Correspondence here: www.comptroller.nyc.gov/press/2012_releases/pr12-04-044.shtm. In 2006, the funds filed a shareowner proposal calling on the company to implement the International Labor Organization and U.N. Human Rights norms in its international operations, including suppliers, and allow for independent monitoring of compliance.

In 2010, the funds filed a shareowner proposal to require the company to increase the transparency and accountability of its global supply chain; Kalpona Akter, a worker rights advocate and former child garment worker in Bangladesh, presented the proposal at Wal-Mart’s 2011 annual meeting in Fayetteville, Arkansas. In September 2012, the Pension Funds were appointed by the Delaware Chancery Court as one of three co-lead plaintiffs in a derivative action against Wal-Mart’s directors and officers relating to the Mexico bribery allegations.

The announcement of the litigation is available here:
www.comptroller.nyc.gov/press/2012_releases/pr12-06-068.shtm

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New York City Comptroller John C. Liu serves as the investment advisor to, custodian, and trustee of the New York City Pension Funds. The New York City Pension Funds are composed of the New York City Employees’ Retirement System, Teachers’ Retirement System, New York City Police Pension Fund, New York City Fire Department Pension Fund, and the Board of Education Retirement System. The New York City Pension Funds’ 5,148,594 voting shares in Wal-Mart hold a combined value of $390,984,228.36.

In addition to Comptroller Liu, the New York City Pension Funds trustees are:

New York City Employees’ Retirement System: Janice Emery, Mayor’s Representative (Chair); New York City Public Advocate Bill de Blasio; Borough Presidents: Scott Stringer (Manhattan), Helen Marshall (Queens), Marty Markowitz (Brooklyn), James Molinaro (Staten Island), and Ruben Diaz, Jr. (Bronx); Lillian Roberts, Executive Director, District Council 37, AFSCME; John Samuelsen, President Transport Workers Union Local 100; Gregory Floyd, President, International Brotherhood of Teamsters, Local 237.

Teachers’ Retirement System: Janice Emery, Mayor’s Representative; Deputy Chancellor Kathleen Grimm, New York City Department of Education; and Sandra March, Melvyn Aaronson (Chair) and Mona Romain, all of the United Federation of Teachers.

New York City Police Pension Fund: Janice Emery, Mayor’s Representative; New York City Finance Commissioner David Frankel; New York City Police Commissioner Raymond Kelly (Chair); Patrick Lynch, Patrolmen’s Benevolent Association; Michael Palladino, Detectives Endowment Association; Edward D. Mullins, Sergeants Benevolent Association; Louis Turco, Lieutenants Benevolent Association; and, Roy T. Richter, Captains Endowment Association.

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New York City Fire Department Pension Fund: Janice Emery, Mayor’s Representative; New York City Fire Commissioner Salvatore Cassano (Chair); New York City Finance Commissioner David Frankel; Stephen Cassidy, President, James Slevin, Vice President, Robert Straub, Treasurer, and John Kelly, Brooklyn Representative and Chair, Uniformed Firefighters Association of Greater New York; Patrick Reynolds, Captains’ Rep.; James Lemonda, Chiefs’ Rep., and James J. McGowan, Lieutenants’ Rep., Uniformed Fire Officers Association; and, Sean O’Connor, Marine Engineers Association.

Board of Education Retirement System: Schools Chancellor Dennis Walcott; Mayoral: Joseph Lewis, Jeanette Moy, Ian Shapiro, Tino Hernandez, Judy Bergtraum, Allison Rogovin, and Milton Williams; Patrick Sullivan (Manhattan BP), Kelvin Diamond (Brooklyn BP), Dmytro Fedkowskyj (Queens BP), Robert Powell (Bronx BP) and Diane Peruggia (Staten Island BP); and employee members Joseph D’Amico of the IUOE Local 891 and Milagros Rodriguez of District Council 37, Local 372.

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